PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

CMB.TECH ANNOUNCES Q4 2025 RESULTS
EIGHT VLCCS SOLD AT STELLAR PRICES

ANTWERP, Belgium, 26 February 2026 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) reported its unaudited financial results today for the fourth quarter ended 31 December 2025.

HIGHLIGHTS

Financial highlights:

o	Profit for the period of USD 90.1 million in Q4 2025. EBITDA for the same period was USD 322 million.
o	CMB.TECH’s contract backlog increased by USD 304 million to USD 3.05 billion with the addition of 5 x 5-year charters for Capesizes and a 3-year contract for a CSOV.
o	Declaration of an interim dividend of USD 0.16 per share.
o	Over the course of Q4 2025 and Q1 2026, the company has fully repaid the bridge loan facility that was originally raised to finance the acquisition of a large stake in Golden Ocean.

Fleet highlights:

o	Delivery of 6 newbuilding vessels (Q4 + quarter to date):
➢	VLCCs: Atrebates, Eburones
➢	Chemical tankers: Bochem Callao
➢	CSOV: Windcat Amsterdam
➢	CTV: FRS Windcat 62, FRS Windcat 61

o
Previously announced sale of 8 VLCCs: Daishan (2007, 306,005 dwt), Hirado (2011, 302,550 dwt), Ilma (2012, 314,000 dwt), Ingrid (2012, 314,000 dwt), Hojo (2013, 302,965 dwt), Dia (2015, 299,999 dwt), Antigone (2015, 299,421 dwt), and Aegean (2016, 299,999 dwt).

o	Previously announced sale of Capesize vessels Golden Magnum (2009, 179,790 dwt), and Belgravia (2009, 169,390 dwt).
Corporate highlights:
o	Sale of stake in Tankers International Pool, closed on 27 January 2026.
o	CMB.TECH is investing in the Chinese ammonia supply chain.
o	Management Board changes: resignation of Mr. Benoit Timmermans

For the fourth quarter of 2025, the company realised a net gain of USD 90.1 million or USD 0.31 per share (fourth quarter 2024: a net gain of USD 93.1 million or USD 0.48 per share). EBITDA (a non-IFRS measure) for the same period was USD 322.1 million (fourth quarter 2024: USD 180.4 million).
Commenting on the Q4 results, Alexander Saverys (CEO) said:
“Tanker markets continue to defy gravity due to a mix of shifting trade patterns, modest newbuilding deliveries and a particularly active tanker owner/operator who is adding fuel to the fire. Dry bulk freight rates have also held up very well during Q4 and well into Q1. With two CSOVs delivered to our fleet, we are starting to generate meaningful cash flows in the offshore supply markets. The versatile nature of our ships allows us to serve wind and oil and gas customers alike.
We have used this very strong market back-drop to sell some of our older vessels at stellar prices, and fixed multiple long-term charter contracts at attractive rates. We will use the proceeds to decrease our leverage, strengthen our balance sheet and pay dividends. The repayment of the Golden Ocean bridge – less than six months after the merger – is testimony to our capability to execute large transactions swiftly, efficiently and in a disciplined manner.”

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Revenue	589,123	226,029	1,666,223	940,246
Other operating income	1,361	8,254	29,613	50,660

Raw materials and consumables	(3,769)	(1,576)	(10,265)	(3,735)
Voyage expenses and commissions	(128,169)	(42,692)	(362,155)	(174,310)
Vessel operating expenses	(128,067)	(52,817)	(420,409)	(199,646)
Charter hire expenses	(415)	(3)	(3,124)	(138)
General and administrative expenses	(52,813)	(24,616)	(143,284)	(77,766)
Net gain (loss) on disposal of tangible assets	49,489	71,114	192,564	635,017
Depreciation and amortisation	(114,526)	(43,911)	(387,968)	(166,029)
Impairment losses	(2,081)	(1,847)	(5,354)	(1,847)

Net finance expenses	(110,997)	(47,096)	(404,630)	(130,650)
Share of profit (loss) of equity accounted investees	(2,599)	(1,418)	(882)	920
Result before taxation	96,537	89,421	150,329	872,722

Income tax benefit (expense)	(6,476)	3,709	(10,185)	(1,893)
Profit (loss) for the period	90,061	93,130	140,144	870,829

Attributable to:
Owners of the Company	90,061	93,130	161,698	870,829
Non-controlling interest	—	—	(21,554)	—

Earnings per share:

(in USD per share)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic) *	290,169,769	194,216,835	229,443,392	196,041,579
Basic earnings per share	0.31	0.48	0.61	4.44

*	The number of shares issued on 31 December 2025 is 315,977,647. However, the number of shares excluding the owned shares held by CMB.TECH at 31 December 2025 is 290,169,769.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Profit (loss) for the period	90,061	93,130	140,144	870,829
+ Net finance expenses	110,997	47,096	404,630	130,650
+ Depreciation and amortisation	114,526	43,911	387,968	166,029
+ Income tax expense (benefit)	6,476	(3,709)	10,185	1,893
EBITDA (unaudited)	322,060	180,428	942,927	1,169,401

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

EBITDA per share:

(in USD per share)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic)	290,169,769	194,216,835	229,443,392	196,041,579
EBITDA	1.11	0.93	4.11	5.97

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.
During the quarter, several nonrecurring items affected the company’s financial performance. The company fully repaid the bridge loan facility that had originally been raised to finance the acquisition of a large stake in Golden Ocean, resulting in a one-off charge of USD 13.6 million, mainly related to arrangement and success fees. Furthermore, following the various refinancings completed in Q4 (which included a repayment of more than USD 700 million under the USD 2 billion facility) approximately USD 11 million in arrangement fees were expensed. In addition, 28 reflagging operations were carried out in Q4, temporarily increasing operating expenses by approximately USD 2.9 million. Reflagging of vessels is required in view of the contemplated cross-border merger of CMB.TECH Bermuda (holding company of ex-Golden Ocean group) with CMB.TECH Belgium. Other non-recurring costs (SG&A and tax) accounted for USD 15 million.
Interim dividend
CMB.TECH has declared an interim dividend of USD 0.16 per share, which is expected to be paid on or about 27 April 2026.

The timing of the distribution of this interim dividend is as follows:

COUPON 44	Ex-dividend date	Record date	Payment date
Euronext	14 April 2026	15 April 2026	22 April 2026
NYSE	15 April 2026	15 April 2026	22 April 2026
OSE	14 April 2026	15 April 2026	On or about 27 April 2026

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
	Q4 2025	Q4 2024	Quarter-to-Date Q1 2026
	USD/day	USD/day	USD/day	Fixed %
DRY BULK VESSELS
Newcastlemax average spot rate(1)	34,886	29,800	30,673	80.0%
Newcastlemax average time charter rate	21,284
Capesize average rate(1)	30,137		26,725	72.0%
Panamax/Kamsarmax average spot rate(1)	17,337		13,279	66.0%
Panamax/Kamsarmax average time charter rate	13,207
TANKERS
VLCC average spot rate (2)	74,842	37,400	74,465	78.0%
VLCC average time charter rate(3)	45,582	46,300
Suezmax average spot rate(1) (3)	64,543	38,300	61,809	87.0%
Suezmax average time charter rate	33,613	31,800
CONTAINER VESSELS
Average time charter rate	29,378	29,378
CHEMICAL TANKERS
Average spot rate(1) (2)	20,887	24,500	17,878	N/A
Average time charter rate	19,306	19,306

OFFSHORE WIND
CSOV Average time charter rate	108,046		69,900	50.0%
CTV Average time charter rate	2,883	2,900	2,472	68.8%

1) Reporting load-to-discharge, in line with IFRS 15, net of commission
(2) CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical off hire days)
(3) Including profit share where applicable

CORPORATE UPDATE
Sale TI Pool
CMB.TECH has sold its share in the Tankers International (TI) Pool to International Seaways (INSW), closed on 27 January 2026. Our tanker division Euronav was one of the founding fathers of TI and has supported the company throughout its successful history. With the sale of a large part of our VLCC fleet to Frontline in 2024 and the recent sale of some older tankers more recently, it was the right moment to exit TI. Under the new full ownership of INSW, the company and its employees will remain a strong reference in the crude oil tanker markets.
Andefu
CMB.TECH previously announced that the company is investing in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy (“CEEC”) in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co., Ltd. (“Andefu”) one of China's largest ammonia supply chain companies. This creates an industrial partnership between two companies supporting maritime decarbonisation and the development of a green ammonia supply infrastructure.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

A subsidiary of Andefu, Jiangsu Andefu Storage Co., Ltd., is currently constructing a 49,000 m³ low-temperature ammonia storage tank in Nanjing, providing critical hub capacity for ammonia distribution and future marine fuel applications. The storage tank is scheduled to be commissioned in Q1 2026. In addition, Andefu, in cooperation with CEEC, will build an ammonia storage terminal into operation in Panjin in the second half of 2027, significantly enhancing China’s large-scale green ammonia logistics and supply capabilities. Andefu is also advancing ship-to-ship (STS) ammonia bunkering operations, targeting commercial deployment in 2026, to support the emerging global ammonia-fuelled shipping fleet together with CMB.TECH.
Golden Ocean bridge
Over the course of Q4 2025 and Q1 2026, the company has fully repaid the bridge loan facility that was originally raised to finance the acquisition of a controlling stake in Golden Ocean while continuing the integration workstreams related to the Golden Ocean merger. This resulted in a one-off charge of USD 13.6 million, primarily reflecting arrangement and success fees. No additional costs related to these activities are anticipated in the 2026 financial year. The early repayment in full of the USD 1.4 billion Golden Ocean bridge loan facility is projected to yield approximately USD 41.9 million in interest savings over the 2026 reporting period.
Management Board change
Mr. Benoit Timmermans has decided to resign as member of the Management Board of CMB.TECH with effect as of 1 May 2026. Mr. Benoit Timmermans joined the Management Board of CMB.TECH as Chief Strategy Officer and has assisted the company in the transition from a pure-play crude oil tanker player to a large and diversified maritime group. For the time being, Mr. Timmermans will not be replaced. His responsibilities will be taken over by the current members of the Management Board.
CMB.TECH FLEET DEVELOPMENTS
Commercial contracts
CMB.TECH’s contract backlog increased by USD 304 million to USD 3.05 billion:
5 Capesizes were fixed for charter contracts of 5 years each. These will commence in the coming months.
-	Mineral Ajisai (2014, 180,600 dwt)
-	Mineral Sakura (2014, 182,480 dwt)
-	Mineral Cumulus (2018, 180,600 dwt)
-	Mineral Calvus (2018, 180,520 dwt)
-	Mineral Incus (2018, 180,510 dwt)
The CSOV Windcat Amsterdam was fixed for 3 years as from 1 April 2026.
Sales
Following vessels were delivered to new owners in Q4 2025 - generating a total capital gain of approximately USD 49.2 million:
o	VLCC Dalma (2007, 306,543 dwt) – capital gain of USD 26.4 million
o	Capesize Battersea (2009, 169,390 dwt) – capital gain of USD 2.4 million
o	Capesize Golden Zhoushan (2011, 175,834) was delivered to its new owner during Q4 2025 – no capital gain
o	Suezmax Sofia (2010, 165,000 dwt) – capital gain of USD 20.4 million

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Following vessels will be delivered to new owners in Q1 2026:
o	Capesize vessels Golden Magnum (2009, 179,790 dwt), and Belgravia (2009, 169,390 dwt) - capital gain of approximately USD 8.1 million in Q1 2026, based on the net sales price and book values
o
Six VLCCs: Daishan (2007, 306,005 dwt), Hirado (2011, 302,550 dwt), Hojo (2013, 302,965 dwt), Dia (2015, 299,999 dwt), Antigone (2015, 299,421 dwt), and Aegean (2016, 299,999 dwt) - capital gain of approximately USD 261.1 million in Q1 2026, based on the net sales price and book values.

Following vessels will be delivered to new owners in Q2 2026:
o	Two VLCCs: Ilma (2012, 314,000 dwt) and Ingrid (2012, 314,000 dwt) - capital gain of approximately USD 98.2 million in Q2 2026, based on the net sales price and book values.
Newbuilding deliveries
Delivery date	Type of vessel	Name
10 November 2025	VLCC	Atrebates (2025, 319,000 dwt)
12 November 2025	CTV	Windcat 61
12 December 2025	CTV	Windcat 62
19 December 2025	CSOV	Windcat Amsterdam
12 January 2026	VLCC	Eburones (2026, 319,000 dwt)
13 January 2026	Chemical tanker	Bochem Callao (2026, 25,000 dwt)

MARKET & OUTLOOK
Bocimar – Dry-Bulk Market1
Following a slow first half in 2025, imports of iron ore to mainland China rebounded strongly in H2 2025, ending the year at 1,327 million tonnes, driven by stockpiling, a strengthening yuan which made imports more cost-effective, and targeted stimulus aimed at stabilising construction and manufacturing activity. The expansion was primarily fuelled by heightened trade flows between major iron ore producing regions and key consuming markets: Australia, Brazil, Sub-Saharan Africa, and Canada significantly increased shipments to mainland China, while Brazil and Oman boosted their shipments to India, and Liberia expanded its supply to Europe. Chinese steel exports also hit a record 11.3 million tons in December 2025, raising for the full year by 7.5% to 119.2 million tons. Capesize spot earnings in Q4 2025 averaged about 27,120 USD/day (34% higher than the 10-year Q4 average). Panamax spot earnings in Q4 2025 averaged about 14,880 USD/day (6% below the 10-year Q4 average).
In China, portside inventories are on a raising trend, reaching 151.6 million tonnes by the end of 2025, just below all-time highs. While elevated stocks can slow the rhythm of spot cargoes as mills draw down port inventories first, the iron ore market remains fundamentally supported. Despite sustained policy initiatives aimed at improving domestic resource security, China’s local iron-ore mines continue to fall short of official production objectives. Output of iron-ore concentrate decreased y-o-y 2025 by 3.2%. This decline underlines persistent challenges, including diminishing ore grades, fragmented industry ownership, and slow rates of capital investment. China’s domestic ore, with its low iron content and high impurities, cannot meet the requirements of modern blast-furnace operations on its own. To achieve stable furnace performance, steelmakers blend higher-grade imported fines with domestic material – raising the effective grade, improving fuel efficiency, and supporting consistent output. Hence, high-grade seaborne imports of iron ore are essential for keeping China’s steel production efficient, cost-effective, and technically reliable. In addition, on the steel side, the introduction of export licensing from 1 January 2026 marks a clear change in how outbound steel trade is managed and exports switched from quantity to quality. Higher quality steel exports further reconfirm the requirement of seaborne high-grade iron ore sourcing and hence also further support the ton-mile story for the Capesize and Newcastlemax segment.
Structurally longer trade flows and high-grade substitution support tonne-mile demand. The ramp-up of the Simandou project in Guinea—targeting 120 million tonnes/year by 2028—will introduce high-grade ore flows (65% Fe) that are structurally longer than Australia-to-China shipments. Initial deliveries of 200,000 tonnes have already reached China, with total 2026 production expected at 15–20 million tonnes. Next to Simandou, South Buchanan/Liberia (Mittal) will increase iron ore exports from 5 to15 million tonnes in 2026.

1 Source: AXS Marine, Clarksons SIN, Breakwave Advisors, Morgan Stanley, BRS, Intermodal, Deutsche Bank, Allied, S&P Global

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Overall, iron ore discharge to mainland China in 2026 is projected to rise to 1,361 million tonnes (up 2.5% y-o-y), underpinned by supportive fiscal and monetary policies, a strong yuan, and declining domestic output. However, there is potential for reduced shipments in the first quarter of 2026, as demand from Chinese steel mills may soften during the Lunar New Year holiday. Global seaborne iron ore shipments are projected to increase by 1.9% y-o-y in 2026, reaching 1,799 million tonnes.
Bauxite has become an increasingly important cargo stream for Capesize vessels (roughly 16% of Capesize tonne-mile demand), offsetting weakness in coal volumes. Guinea’s bauxite shipments have been outperforming its historical volumes, with 47 million tonnes shipped in Q4 2025, up approximately 7 million tonnes y-o-y, with 91% of the volume shipped to mainland China. We expect this buoyancy to persist in 2026, even though with a lesser degree, with Q1 2026 volume to be up 3 million tonnes y-o-y from Guinea. Mainland China’s bauxite arrivals are expected to expand by 9 million tonnes during the year in line with the increased domestic demand for inputs feeding into the aluminium industry. However, this is considerably less than the 40 million tonnes surge experienced in 2025. Domestic bauxite inventories have been historically high along with an oversupply of alumina and with the government mandated production cap on aluminium at 45 million tonnes, the expected increase in additional bauxite demand will likely moderate relative to last year. However, notably, capacity expansion at Chinese-owned Chalco-Boffa Mining site in Guinea should continue facilitating additional supply between the two trade partners.
While bauxite and iron ore continue to be positive contributors to the dry bulk market, the coal trade is trending in the opposite direction. Demand from mainland China for thermal coal took a hit over 2025 as the expansion in renewable capacity and generation increasingly ate into coal-fired generation, and rising domestic output displaced seaborne supply. We may have already seen the peak of coal consumption in mainland China as over 2025 we have seen coal-fired generation drop, as the growth in electricity generation takes on a more restrained pace and renewable additions continue their fierce 25-30% y-o-y growth rate. The outlook for the beginning of 2026 remains flat, as the market remains fundamentally weak in terms of coal demand, save for some import activity from buyers in mainland China looking to fulfil their requirements for the colder than expected winter months.
Agribulk shipments rose 2.5% y-o-y 2025 followed by a 1.5% growth expected in 2026. US shipments are expected to rise on the back of healthy corn production in addition to revival in soybean trade with mainland China (revival after interruption of exports since May due to tariff war). In Q1 2026 to date, an early start to grain season has supported the Kamsarmax market which in turn supports the other dry bulk segments during the low season
The Capesize and Newcastlemax orderbook currently stands at 12.4% of the active fleet. 36% or 586 vessels are over 15 years old and are increasingly uneconomical to operate amid rising environmental compliance costs. The Panamax and Kamsarmax orderbook currently stands at 15.16% – with 32% or 900 vessels over 15 years old. The market remains relatively balanced, though growth drivers are strongly skewed in favour of Capesizes: estimated demand growth in 2026 of 2.7%, in billion tonne miles with a net fleet growth of 2.3%. (Panamax estimated demand growth in 2026 of 3.2%, in billion tonne miles with a net fleet growth of 4.7%)
Bocimar has 36 (+10NB) Newcastlemaxes on the water (average age 3.2y), 37 Capesize vessels on the water (average age 11.2), 30 Kamsarmax/Panamax vessels on the water (average age 6.9y), and two 5,000 dwt dry-bulk coasters on order.
Q4 2025 Performance Highlights:
•	Newcastlemax: Q4 2025 TCE actuals at 34,886 USD/day, outperforming 5TC BCI by 7,455 USD/day net of commissions. Q1 2026 TCE quarter to date rates at 30,673 USD/day (80% fixed).
•	Capesize: Q4 2025 TCE actuals at 30,137 USD/day, outperforming 5TC BCI by 2,706 USD/day net of commissions. Q1 2026 TCE quarter to date rates at 26,725 USD/day (72% fixed).
•	Kamsarmax/Panamax: Q4 2025 TCE actuals at 17,337 USD/day, outperforming 5TC BPI-82 by 2,109 USD/day net of commissions. Q1 2026 TCE quarter to date rates at 13,207 USD/day (66% fixed).

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Euronav – Tanker Markets2
Both OPEC and non-OPEC supply ended 2025 at elevated levels. Over the full year, non-OPEC crude oil and condensate supply averaged 1.2 mb/d higher than in 2024. In addition, since March 2025, OPEC’s production quota increased by 2.9 mb/d, while actual output rose by 0.5 mb/d over the same period.
The crude oil tanker market strengthened markedly in late 2025, with the VLCC and Suezmax segments recording their highest earnings in several years. Key drivers were crude oil supply growth and increased volumes of oil-on-water. During 2025, global inventories of crude oil and refined products rose by 529 million barrels, reflecting oil that has been produced but not yet consumed, including in-transit volumes. China continued stockpiling in line with its mandate, hitting a record high crude import of 13.2 mb/d in December 2025. China's crude inventories built at near-record levels in December, rising by 31.3 million barrels. Newly implemented sanctions also reduced the effectiveness of the non-compliant tanker fleet.
The resulting tightening in effective fleet capacity pushed freight rates significantly higher. VLCC spot earnings in Q4 2025 averaged about 102,414 USD/day, more than double the 10-year Q4 average of 47,986 USD/day. Suezmax spot earnings in Q4 2025 averaged 77,370 USD/day, almost double the 10-year Q4 average of 43,507 USD/day. By mid-Q4, VLCC spot rates consistently exceeded 100,000 USD/day, reflecting a limited supply of available tonnage.
OPEC and non-OPEC supply growth also sets up the market for a surplus in the 2026 crude oil-only balance. Agencies differ in their views on the size of this surplus: the IEA estimates a +4.00 mb/d balance, the EIA +2.30 mb/d, while OPEC projects equilibrium. As a result, seaborne crude oil demand is currently driven less by end-consumer consumption and more by inventory accumulation in China and by OPEC+ maintaining market share over price. If these trends continue at similar rates, global inventories could approach the Covid-era peak of May 2020 by the end of 2026, supporting seaborne crude transportation through the remainder of 2026. A continued surplus would pressure oil prices and encourage further inventory building, which has historically supported tanker rates in the short term. Over time, however, sustained lower prices would increase the likelihood of OPEC+ production cuts, which would reduce tanker demand.
Higher charter rates have been accompanied by higher asset values. Second-hand VLCC and Suezmax prices are at their highest levels in 20 years. Clarksons data shows that ten-year-old VLCC values increased from approximately USD 43 million in 2020 to over USD 90 million by the end of 2025 (Suezmax 10-year-old:  USD 28 million in 2020 to over  USD 64 million by the end of 2025).
Geopolitics continue to influence crude trade patterns. Russia’s war in Ukraine and related sanctions have redirected exports from Europe toward Asia and led to complex compliance and non-compliance practices that reshape tanker flows and lengthen shipping routes. Instability in Iran and around the Strait of Hormuz presents ongoing risk to a key global chokepoint. Red Sea disruptions have reduced traffic through important maritime routes, forcing detours and increasing transport costs. Political pressure on Venezuelan exports and shadow fleet activity continue to alter Atlantic Basin trade, while China’s role as a major buyer of sanctioned barrels means that changes in sanction policy or enforcement could quickly affect tanker demand and deployment. These dynamics remain fluid and complex, making short-term impacts on the compliant tanker fleet difficult to predict.
Market fundamentals indicate continued medium-term strength into H1 2026. Fleet supply growth is accelerating with a Suezmax OB/F of 22.1%, and VLCC OB/F of 18.8%. However, approximately 18–19% of the existing fleet are aged 20 years or older (40%>15 years), implying elevated scrapping potential (once market rates cool down and non-compliant crude tankers become idle).
Euronav has 3 (+3NB) VLCCs (average age 4.9y) and 17 (+2NB) Suezmaxes (average age 6.9y) on the water.

Q3 2025 Performance Highlights:
•	VLCC: actual Q4 TCE for VLCC of 74,842 USD/day and actual Q1 2026 quarter-to-date of 74,465 USD/day (78% fixed)
•	Suezmax: actual Q4 TCE for Suezmax of 64,543 USD/day and actual Q1 2026 quarter-to-date of 61,809 USD/day (87% fixed)

2 Source: AXS Marine, Clarksons SIN, IEA, Morgan Stanley, Goldman Sachs

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

 Delphis – Container Markets3
Container freight markets remain supported but cyclical risks are further building. Spot rates are moderate overall, underpinned by firm pre–Lunar New Year demand. The SCFI stood just below 1,500 in mid-January—around 40% below the elevated 2024 average but still ~50% above 2023 levels.
Supply growth is set to outpace demand over the medium term. Containership fleet capacity is projected to expand with 4.5% in 2026, accelerating to 6.4% by 2027, materially above expected volume growth and likely to drive rate normalisation. Container trade growth is forecasted to slow to 2.5% this year amid tariff headwinds—particularly on the Transpacific—and with Asia–Europe and secondary trades moderating from the exceptionally strong levels seen in 2025. A steadier 3.0% growth profile is forecasted for 2027.
Red Sea disruption remains the key swing factor. Rerouting is currently adding 11.0% to global TEU-mile demand and is the main uphold to earnings and utilisation. Any de-escalation would remove this support and accelerate the move toward materially weaker market conditions. While carriers may respond through capacity management and higher demolition, the risk is skewed to a more challenging rate environment ahead, with another wave of supply (>4m TEU on order for 2028) building in the background.
CMB.TECH’s 4 x 6,000 TEU (average age 1.8y) and 1 NB 1,400 TEU container vessels are all employed under 10 to 15-year time charter contracts.
Bochem – Chemical Markets4
The chemical tanker markets have shown signs of gradual easing through-out 2025, albeit from a robust starting point earlier in 2024. Demand remains closely tied to global GDP growth. Seaborne trade volumes appear to have been negative in 2025 (-0.8% billion tonne-miles), as tariff volatility weighed on arbitrage activity.
The global chemical tanker orderbook now stands at 18.8% of the existing fleet. The current fleet has an average age of 18 years, with 26% of vessels aged 20 years or older, suggesting that much of the orderbook should primarily serve as replacement tonnage. Nevertheless, the risk of oversupply could emerge in 2026 to 2027, depending on demand growth. 2025 net fleet growth was 3.7%, accelerating to 9.7% in 2026 and 5.9% in 2027, before easing to below 3% in 2028, assuming no additional ships are ordered.
Low ton-mile growth for 2026 and 2027 of 0.8% and 0.9%, respectively, and swing product tankers continue to be a factor in effective supply, although their impact is currently limited. While a strong product tanker market could reduce effective fleet growth somewhat, we do not expect this to be sufficient to halt the anticipated downtrend in earnings.
Bochem 25,000 DWT chemical tankers fleet comprises out of 8 delivered vessels, and 8 NB vessels (average age <1y). They are employed under a 10-year time charter (6 vessels), under a 7-year time charter (6 vessels), and in a spot pool (2 vessels).
Q4 2025 performance highlights:
•	Bochem achieved TCE Q4 2025 of USD 20,887 per day USD/day (spot pool)
•	Q1 2026 spot rates to-date: USD 17,878 per day (spot pool)
Windcat – Offshore Energy Markets5
Nine North Sea countries have signed a binding offshore wind investment pact, with the UK, Germany and the Netherlands—Europe’s three core offshore wind markets—all participating. Under the agreement, governments commit to accelerating offshore wind deployment through large-scale, cross-border projects and coordinated infrastructure planning. The countries had previously pledged to develop 300GW of offshore wind by 2050; the new pact reportedly earmarks 100GW of this capacity for joint development. For context, Europe currently has only 36GW of installed offshore wind, implying a step-change in the medium- to long-term build-out trajectory. Reports suggest up to 20GW of jointly developed capacity could already be underway by 2030. The joint declaration said the governments would also step up their efforts to increase financing for wind projects, potentially including through guarantees from the EU budget, and subsidy frameworks like CfD (contracts for difference).

3 Source: Clarksons SIN
4 Source: Clarksons SIN, Stolt Pool
5 Source: Clarksons Offshore, Reuters, Spinergie

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

From a vessel market perspective, this confirmation is important. It gives confidence in the medium-term pipeline and validates the scale of construction and O&M demand, following a period where negative headlines through 2025 had raised concerns around project progression.
CSOV demand strengthened through Q4 2025, allowing a large portion of the fleet to secure employment through the winter (off)season. In addition to near-term activity, a material increase is noticeable in contract opportunities for the 2026 season and beyond, with a significant share of projects still unfixed. While some vessel availability is expected in Q1 2026, utilisation should rise sharply from April, with the majority of the European CSOV fleet effectively committed. Incremental availability is not expected to return before late Q3 2026.
Rates and earnings momentum is building in the CSOV market. Owners with open capacity in 2026 are well positioned to benefit from a tightening market, a trend already reflected in rate indications for next year’s work. The supply–demand balance is further supported by rising oil & gas-related demand (including outside Europe) and a sharp slowdown in speculative newbuild ordering over the past 12 months.
Medium-term setup remains constructive. The reduction in new orders should moderate fleet growth from 2028 onwards, while underlying CSOV demand from offshore wind and oil & gas is expected to continue expanding.
In general, we see orders for offshore wind vessels reducing, including CSOVs: 2024 #19 NB orders, and 2025 #9 NB orders – with 16 C/SOVs delivered throughout 2025, while 15 CSOVs are scheduled to be delivered throughout 2026. CSOV fleet stands today at 71 vessels versus an orderbook of 50 vessels (OB/F 70.4%).
CTV fleet utilisation remained high at the start of Q4 2025, although a number of vessels, particularly smaller and 12-pax units, were redelivered to owners in October and November as seasonal activity tapered. Spot chartering during the quarter was limited to minor crew-change and cargo-transfer work. That said, a meaningful volume of 2026 season requirements entered the market, several of which have already been fixed, with additional fixtures expected early in Q1, improving forward revenue visibility.
CTV fleet stands at 731 units with 101 units on order (OB/F 13.8%). As newbuilding levels are relatively modest, it is not expected that supply will exceed demand and hence market conditions are likely to remain familiar (including the typical seasonal patterns).
Windcat has 2 (+5NB) CSOVs, and 59(+4NB) CTVs (average age 9.43y).
Q4 2025 performance highlights:
•	CSOVs: achieved TCE Q4 2025 of USD 108,046 per day. CSOV Q1 2026 spot rates to-date: so far 50.0% fixed at USD 69,900 per day
•	CTVs: achieved TCE Q4 2025 of USD 2,883 per day. CTV Q1 2026 spot rates to-date: so far 68.8% fixed at USD 2,472 per day
CONFERENCE CALL
The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	26 February 2026
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q4 2025 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/5ed65c96-e28b-44be-a75a-6ca20467b7eb@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 273 707 348#
Publication final year results – 31 March 2026

About CMB.TECH
CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information
Condensed consolidated interim statement of financial position (unaudited)
 (in thousands of USD)

	December 31, 2025	December 31, 2024
ASSETS

Non-current assets
Vessels	6,323,773	2,617,484
Assets under construction	738,298	628,405
Right-of-use assets	4,847	1,910
Other tangible assets	23,981	21,628
Prepayments	1,075	1,657
Intangible assets	12,710	16,187
Goodwill	177,022	—
Receivables	98,618	75,076
Investments	111,346	61,806
Deferred tax assets	2,850	10,074
Total non-current assets	7,494,520	3,434,227

Current assets
Inventory	77,175	26,500
Trade and other receivables	319,341	235,883
Current tax assets	4,912	3,984
Cash and cash equivalents	146,529	38,869
	547,957	305,236
Non-current assets held for sale	363,097	165,583
Total current assets	911,054	470,819

TOTAL ASSETS	8,405,574	3,905,046

EQUITY and LIABILITIES

Equity
Share capital	343,440	239,148
Share premium	1,817,557	460,486
Translation reserve	9,502	(2,045)
Hedging reserve	90	2,145
Treasury shares	(284,508)	(284,508)
Retained earnings	738,241	777,098
Equity attributable to owners of the Company	2,624,322	1,192,324

Non-current liabilities
Bank loans	2,839,590	1,450,869
Other notes	—	198,887
Other borrowings	1,876,795	667,361
Lease liabilities	3,368	1,451
Other payables	20	—
Employee benefits	1,180	1,060
Deferred tax liabilities	485	438
Total non-current liabilities	4,721,438	2,320,066

Current liabilities
Trade and other payables	208,857	79,591
Current tax liabilities	8,288	9,104
Bank loans	351,170	201,937
Other notes	203,287	3,733
Other borrowings	286,531	95,724
Lease liabilities	1,681	2,293
Provisions	—	274
Total current liabilities	1,059,814	392,656

TOTAL EQUITY and LIABILITIES	8,405,574	3,905,046

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2025	2024
	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024
Shipping income
Revenue	1,666,223	940,246
Gains on disposal of vessels/other tangible assets	192,568	635,019
Other operating income	29,613	50,660
Total shipping income	1,888,404	1,625,925

Operating expenses
Raw materials and consumables	(10,265)	(3,735)
Voyage expenses and commissions	(362,155)	(174,310)
Vessel operating expenses	(420,409)	(199,646)
Charter hire expenses	(3,124)	(138)
Loss on disposal of vessels/other tangible assets	(4)	(2)
Depreciation tangible assets	(384,684)	(163,148)
Amortisation intangible assets	(3,284)	(2,881)
Impairment losses	(5,354)	(1,847)
General and administrative expenses	(143,284)	(77,766)
Total operating expenses	(1,332,563)	(623,473)

RESULT FROM OPERATING ACTIVITIES	555,841	1,002,452

Finance income	28,729	38,689
Finance expenses	(433,359)	(169,339)
Net finance expenses	(404,630)	(130,650)

Share of profit (loss) of equity accounted investees (net of income tax)	(882)	920

PROFIT (LOSS) BEFORE INCOME TAX	150,329	872,722

Income tax benefit (expense)	(10,185)	(1,893)

PROFIT (LOSS) FOR THE PERIOD	140,144	870,829

Attributable to:
Owners of the company	161,698	870,829
Non-controlling interest	(21,554)	—

Basic earnings per share	0.70	4.44
Diluted earnings per share	0.70	4.44

Weighted average number of shares (basic)	229,443,392	196,041,579
Weighted average number of shares (diluted)	229,443,392	196,041,579

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of comprehensive income (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024

Profit/(loss) for the period	140,144	870,829

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	88	200

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	11,547	(2,280)
Cash flow hedges - effective portion of changes in fair value	(2,055)	1,005

Other comprehensive income (expense), net of tax	9,580	(1,075)

Total comprehensive income (expense) for the period	149,724	869,754

Attributable to:
Owners of the company	171,278	869,754
Non-controlling interest	(21,554)	—

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of changes in equity (unaudited)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373	—	2,357,373

Total comprehensive income (expense)	—	—	(2,280)	1,005	—	871,029	869,754	—	869,754

Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)	—	(2,034,803)

Balance at December 31, 2024	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Total comprehensive income (expense)	—	—	11,547	(2,055)	—	161,786	171,278	(21,554)	149,724

Total transactions with owners	104,292	1,357,071	—	—	—	(200,643)	1,260,720	21,554	1,282,274

Balance at December 31, 2025	343,440	1,817,557	9,502	90	(284,508)	738,241	2,624,322	—	2,624,322

 (In thousands of USD)

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 26 February 2026 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of cash flows (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024

Net cash from (used in) operating activities	438,313	459,064

Net cash from (used in) investing activities	(1,621,677)	(680,230)

Net cash from (used in) financing activities	1,291,667	(172,971)

Net increase (decrease) in cash and cash equivalents	108,304	(394,137)

Net cash and cash equivalents at the beginning of the period	38,869	429,370
Effect of changes in exchange rates	(644)	3,636

Net cash and cash equivalents at the end of the period	146,529	38,869

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech